EXHIBIT 99.1

DeFi Technologies Inc. Announces Second Quarter 2026 Financial Results with Revenue of $7.8 Million, Operating Loss of $2.3 Million, and Maintained Strong Balance Sheet

•	Revenue and Operating Loss: DeFi Technologies reported revenue of $7.8 million and operating loss of $2.3 million for the three months ended June 30, 2026.
•	Strong balance sheet and liquidity: As of June 30, 2026, DeFi Technologies held $70.7 million in combined cash and USDT/USDC, $30 million in digital asset treasury holdings, $19.1 million in STRC/RWUSD, and a venture and private portfolio valued at $15.1 million, for total cash, treasury, and venture portfolio value of approximately $135 million.

•	Continued platform monetization: During the quarter, Valour generated $3.0 million in management fees, staking, and lending income on average quarterly AUM of $471.5 million with $22.8 million in net inflows, and Stillman Digital contributed $2.5 million in trading commissions revenue and continues to pace for a record revenue year.

•	Strategic capital deployment: The Company is actively deploying capital into growth initiatives, strategic infrastructure, and new institutional product structures.

TORONTO, Aug. 13, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (B3: DEFT31), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), today announced its financial results for the three months ended June 30, 2026. All dollar amounts in this press release are in U.S. dollars, unless otherwise stated.

Financial Highlights

Revenue

•	Total revenue for the three months ended June 30, 2026, was $7.8 million, compared to $13.1 million in Q2 2025.
•	Core operating revenue, excluding realized and net change in unrealized gains and losses, was $5.5 million, compared to $6.7 million in Q2 2025.

Operating Income / (Loss)

•	Operating income / (loss) for the three months ended June 30, 2026, was ($2.3 million), compared to ($0.9 million) for the three months ended June 30, 2025.

Operating Expenses

•	Total operating expenses for Q2 2026 were $10.1 million, compared to $14 million in Q2 2025.
•	The decrease reflects continued cost discipline across the platform, including lower share-based payments, partially offset by higher operating, general and administrative expenses associated with growth initiatives.

Valour - AUM, Net Inflows, Management Fees, Staking and Lending Income

•	For the three months ended June 30, 2026, Valour's average AUM was $471.5 million compared to $760.2 million in Q2 2025.
•	For the three months ended June 30, 2026, the company generated $22.8 million in net inflows into its ETPs.
•	For the three months ended June 30, 2026, Valour generated $1.9 million in staking and lending income, compared to $2.4 million in Q2 2025.
•	Management fees were $1.1 million, compared to $2.1 million in Q2 2025.
•	Together, management fees and staking and lending income totaled $3 million in Q2 2026, compared to $4.5 million in Q2 2025.

Stillman Digital

•	For the three months ended June 30, 2026, Stillman Digital generated $2.5 million in trading commissions revenue, compared to $1.9 million in Q2 2025.
•	Stillman continues to strengthen the institutional trading, execution, and liquidity layer of DeFi Technologies' platform.

Cash, Treasury, Venture, and Working Capital Position

•	Cash and USDT/USDC balance: As of June 30, 2026, DeFi Technologies held $60,311,712 in cash and $10,352,363 in USDT/USDC, for a combined balance of $70,664,075
•	STRC/RWUSD balance: As of June 30, 2026, the Company held $19,050,483 in STRC/RWUSD.
•	Digital asset treasury holdings: As of June 30, 2026, the Company's treasury holdings totaled approximately $30,045,074.
•	Venture portfolio: As of June 30, 2026, the Company's venture and private portfolio was valued at $15,147,378.

Together, total cash, USDT/USDC, STRC/RWUSD, treasury, and venture portfolio value stood at approximately $135 million as of June 30, 2026. The Company regularly monitors its cash and digital asset reserves on a consolidated basis and allocates a portion of its digital asset treasury reserve to support ETP market risk hedging and broader strategic capital allocation.

Comment from Johan Wattenström, Chief Executive Officer of DeFi Technologies

"Q2 was another challenging quarter for digital asset markets, and those conditions were reflected in our reported financial results. However, we believe the more important indicators for the long-term health of the business are what is happening underneath the market cycle, and on that basis, we continued to make meaningful progress.

Two metrics stand out in particular. Valour generated more than $22.8 million of net inflows during the quarter despite weaker digital asset prices, demonstrating continued customer demand for our products in a difficult market. At the same time, Stillman Digital continued to onboard larger institutional clients and remains on pace for a record year of revenue. We view both as important indicators of the underlying strength of the platform because they reflect growth that is not simply dependent on rising asset prices.

We also continue to operate from a position of significant financial strength. Our robust balance sheet gives us the ability to invest through the cycle, continue building our core businesses and pursue strategic opportunities at a time when weaker market conditions can create particularly attractive entry points. Historically, crypto winters have created significant opportunities for well-capitalized companies, and we believe the current environment is no different.

We are actively sourcing and evaluating high-value, large-scale acquisition opportunities that could meaningfully expand our capabilities, distribution or earnings potential. We maintain a high threshold for deploying shareholder capital, and the timing of any transaction is inherently difficult to predict, but the quality and quantity of opportunities we are seeing today are unprecedented.

At the same time, we continue to strengthen the organic business. We are advancing our hedge fund strategy, progressing Valour Custody and our UCITS platform, and investing in new products and technologies that can broaden our revenue base over time.

Our objective is to use periods like this to build a larger, more diversified and more scalable platform. Valour's continued inflows expand the asset base from which we can generate management fees, staking income and other forms of monetization, while Stillman's growth expands our institutional revenue base independently of Valour's AUM.

Market cycles will continue to influence our reported results, but we believe the underlying business is becoming stronger through this downturn. With continued organic growth, a scalable operating platform, and substantial balance sheet capacity, we believe DeFi Technologies is positioned to emerge from this market environment with significantly greater earnings power and the ability to capitalize meaningfully when digital asset markets strengthen."

DeFi Technologies Shareholder Call to Discuss Q2 2026 Financial Results

To register for the webcast, see below:

When: Friday, August 14, 2026
Time: 11:00 AM Eastern Time
Topic: DeFi Technologies Q2 2026 Financials

Register in advance for this webinar: https://zoom.us/webinar/register/WN_QLs05yf-QS-HV9Rhd-lX4w

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (Brazil B3: DEFT31) is a financial technology company building for the convergence of traditional capital markets and decentralized finance ("DeFi"). As a publicly listed and vertically integrated digital asset platform, DeFi Technologies provides familiar, simple, secure, and regulated access to the digital asset economy through investment products, trading and liquidity infrastructure, research, and strategic capital deployment. Its business includes Valour, a leading issuer of regulated digital asset ETPs; Stillman Digital, an institutional-grade digital asset trading and liquidity platform; and DeFi Alpha, the Company's internal business line focused on opportunistic trading, arbitrage, and other capital markets strategies. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the gateway between traditional finance and the future of digital assets.

Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/.

DeFi Technologies Subsidiaries
About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com.

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the financial results of the Company; revenue outlook of the Company and its business segments; growth of AUM; revenue generating opportunities for the Company's digital asset holdings; Stillman Digital and their respective plans and outlooks for 2026; fluctuation in digital asset prices; investment and interest in the digital asset sector; future collaborations and partnerships; development of ETPs; geographic expansion of the Company; future acquisitions by the Company; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; the appointment of directors and officers of the Company; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and digital asset sector; rules and regulations with respect to DeFi and digital assets; fluctuation in digital asset price levels; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 17:15e 13-AUG-26